Obtaining Control of Credit Suisse Commodity Return Strategy Fund A

As of October 31, 2012, Pershing ("Shareholder") owned 44,164,578 shares of the Fund, which represented less than 25.00% of the Fund. As of October 31, 2013, Shareholder owned 182,260,545 shares of the Fund, which represented 42.75% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.

Obtaining Control of Credit Suisse Commodity Return Strategy Fund C

As of October 31, 2012, Pershing ("Shareholder") owned 1,987,683 shares of the Fund, which represented less than 25.00% of the Fund. As of October 31, 2013, Shareholder owned 1,370,432 shares of the Fund, which represented 46.40% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.